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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NO. |
| --- |
| 8-53466 |



RECEIVED
MAR 28 2003
187
PROCESSING
SECTION


## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

EQUITY FINANCIAL MANAGEMENT SERVICES, INC.

| Office Use Only |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 SOUTH WELLS STREET, SUITE 1120
(No. and Street)

| CHICAGO | ILLINOIS | 60606 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA 312-939-0477
(Area-Code-Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

| 13844 SOUTH MAPLE AVENUE | ORLAND PARK | ILLINOIS | 60462-1628 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 22 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

8/4-15

* *Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).*

# OATH OR AFFIRMATION

I, MARGUERITE E. ROBINSON-EVANS, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

EQUITY FINANCIAL MANAGEMENT SERVICES, INC. as of

DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT
Title

Subscribed and sworn to before me this 27th day of March, 2003



Notary Public


OFFICIAL SEAL
CORETTA JONES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/28/04

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EQUITY FINANCIAL MANAGEMENT SERVICES, INC.
(An Illinois Corporation)


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2003
WASH. D.C.
187
SECTION

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2002

# EQUITY FINANCIAL MANAGEMENT SERVICES, INC
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

## A S S E T S

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Due From Broker | | $ 25,173 |
| Total Current Assets | | $ 25,173 |
| FIXED ASSETS | | |
| Office Equipment | $ 1,064 | |
| Less - Accumulated Depreciation | 426 | |
| Total Fixed Assets | | 638 |
| OTHER ASSET | | |
| Security Deposit | $ 2,500 | |
| Total Other Asset | | 2,500 |
| TOTAL ASSETS | | $ 28,311 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| CURRENT LIABILITIES | | |
| Bank Overdraft | | $ 4,867 |
| Accounts Payable | | 4,275 |
| Total Current Liabilities | | $ 9,142 |
| STOCKHOLDER'S EQUITY | | |
| Capital Stock - Common, No Par Value; 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding | $ 10,000 | |
| Additional Paid-In Capital | 100,548 | |
| Retained Earnings (Deficit) | ( 91,379) | |
| Total Stockholder's Equity | | 19,169 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | | $ 28,311 |

The accompanying notes to the financial statements are an integral part of this statement.

EQUITY FINANCIAL MANAGEMENT SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| INCOME | | $ 0 |
| OPERATING EXPENSES | | |
| Office Rent | $13,403 | |
| Professional Fees | 9,045 | |
| Medical Insurance | 5,633 | |
| Office Expenses | 2,508 | |
| Bank Charges | 1,715 | |
| Regulatory Fees | 1,350 | |
| Communications | 1,006 | |
| Depreciation Expense | 213 | |
| Contract Labor | 200 | |
| SIPC Fee | 150 | |
| Total Operating Expenses | | 35,223 |
| NET (LOSS) FROM OPERATIONS | | ($35,223) |
| OTHER INCOME - Interest | | 173 |
| NET (LOSS) FOR THE YEAR | | ($35,050) |

The accompanying notes to the financial statements
are an integral part of this statement.

EQUITY FINANCIAL MANAGEMENT SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

| | COMMON STOCK | ADDITIONAL PAID IN CAPITAL | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| Beginning Balance, January 1, 2002 | $ 10,000 | $ 69,085 | ( $56,329) | $22,756 |
| Capital Contributions For the Year | - | 34,251 | - | 34,251 |
| Totals | $ 10,000 | $103,336 | ($56,329) | $57,007 |
| Net (Loss) For the Year | - | - | (35,050) | (35,050) |
| Distributions to the Stockholder | - | ( 2,788) | - | ( 2,788) |
| Ending Balance, December 31, 2002 | $ 10,000 | $100,548 | ($91,379) | $19,169 |

The accompanying notes to the financial statements are an integral part of this statement.

EQUITY FINANCIAL MANAGEMENT SERVICES, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Equity Financial Management Services, Inc. (the Company) was incorporated in the state of Illinois on June 27, 2000. On August 17, 2001 the Company registered with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers, Inc. on October 29, 2001. The Company's principal activity will be the fully disclosed brokerage and execution of institutional trading of securities. To date the Company has not generated income.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Recognition of Income

Income will be derived from the brokerage and execution fees charged for institutional trading. Income will be recognized when earned.

### Depreciation

The Company depreciates its fixed assets on a straight line basis over the useful life of the assets.

### Income Taxes

Effective January 1, 2002 the Company, with the consent of its stockholder, has elected under the Internal Revenue Service Code to be an S corporation. As a result, gains and losses are allocated directly to the stockholder. The Company is liable for a state replacement tax amounting to 1.5% of its net prescribed income. An asset of $526 for a state tax credit resulting from the Company's current year's loss has not been recorded on the Company's books.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

EQUITY FINANCIAL MANAGEMENT SERVICES, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2002

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating Lease Commitment

The Company leases office space under a noncancelable lease which expires on March 31, 2004. The Company paid $13,402 in rent expense under the terms of this lease in 2002. The following is a schedule by years of future minimum rents due under the lease as of December 31, 2002:

| Year Ending: | |
|---|---|
| December 31, 2003 | $ 15,018 |
| December 31, 2004 | 3,782 |
| Total Lease Commitment | $ 18,800 |

## NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company will engage in various brokerage and execution activities in which counterparties will primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE 4 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies. Therefore, no adjustments to the financial statements were required.

## NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2002 the Company had net capital and net capital requirements of $16,031 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 57%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

SCHEDULE I

EQUITY FINANCIAL MANAGEMENT SERVICES, INC.
(An Illinois Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

| | | |
|---|---|---|
| TOTAL STOCKHOLDER'S EQUITY | | $ 19,169 |
| LESS - NONALLOWABLE ASSETS | | |
| Fixed Assets | $ 638 | |
| Security Deposit | 2,500 | |
| Total Non-Allowable Assets | | 3,138 |
| NET EQUITY BEFORE HAIRCUTS | | $ 16,031 |
| HAIRCUTS ON SECURITIES | | - |
| NET CAPITAL | | $ 16,031 |
| MINIMUM NET CAPITAL REQUIREMENT | | 5,000 |
| EXCESS NET CAPITAL | | $ 11,031 |
| EXCESS NET CAPITAL AT 1000% | | $ 15,117 |

There are no material differences between the computations above and the Company's corresponding unaudited FOCUS Report Part IIA filing.

See Independent Auditor's Report.

EQUITY FINANCIAL MANAGEMENT SERVICES, INC.
(An Illinois Corporation)

TABLE OF CONTENTS

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Equity Financial Management Services, Inc.
Chicago, Illinois

I have audited the accompanying statement of financial condition of Equity Financial Management Services, Inc. (the Company) as of December 31, 2002 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Financial Management Services, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 26, 2003

EQUITY FINANCIAL MANGEMENT SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTHING

TO

REPORT

The accompanying notes to the financial statements
are an integral part of this statement.

EQUITY FINANCIAL MANAGEMENT SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Cash Used By Net (Loss) | | ( $ 35,050) |
| ADJUSTMENTS TO RECONCILE NET INCOME TO CASH USED BY OPERATING ACTIVITIES | | |
| Depreciation | $ 213 | |
| NET CHANGES IN: | | |
| Due From Broker | (25,173) | |
| Accounts Payable | ( 395) | |
| Total Adjustments and Net Changes | | ( 25,355) |
| Net Cash Used By Operating Activities | | ( $ 60,405) |
| CASH FLOWS USED BY INVESTING ACTIVITIES | | - |
| CASH FLOWS PROVIDED BY FINANCING ACTIVITIES | | |
| Stockholder's Additional Paid In Capital | $ 34,251 | |
| Stockholder's Distribution | ( 2,788) | |
| Net Cash Provided By Financing Activities | | 31,463 |
| NET (DECREASE) IN CASH | | ($ 31,463) |
| CASH AT BEGINNING OF YEAR | | 24,075 |
| CASH (DEFICIT) AT END OF YEAR | | ($ 4,670) |
| SUPPLEMENTAL CASH FLOW DISCLOSURES | | |
| Interest Payments | | $ - |
| Income Tax Payments | | $ - |

The accompanying notes to the financial statements are an integral part of this statement.

SCHEDULE I

EQUITY FINANCIAL MANAGEMENT SERVICES, INC.
(An Illinois Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED
DECEMBER 31, 2002

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS | | |
| Items included in the Statement of Financial Condition: | | |
| Bank Overdraft | $ 4,867 | |
| Accounts Payable | 4,275 | |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 9,142 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 57% |

There are no material differences between the computations above and the Company's corresponding unaudited FOCUS Report Part IIA filing.

See Independent Auditor's Report.

SCHEDULE II

EQUITY FINANCIAL MANAGEMENT SERVICES, INC.
(An Illinois Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2002

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditor's Report.

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Equity Financial Management Services, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Equity Financial Management Services, Inc. (the Company), for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate, at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 26, 2003